SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 10, 2006, of Transaction in Own Shares

Scottish Power Plc

Transaction in own shares

Scottish Power Plc announces that it has today purchased 1,750,000 of its ordinary shares of 50p each ("Shares") at an average price of 596.4873 pence per
Share for cancellation.  The highest price paid per Share was 600 pence and the lowest price paid per Share was 593 pence.  This completes a repurchase of
Shares which has been made for technical reasons in order to preserve flexibility in connection with the possible tax treatment of the return of value to shareholders which will take place following the completion of the sale of
PacifiCorp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 10, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary